EXHIBIT 99.1

FIRST MINING GOLD CORP.

(the “Company”)

Report of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

Following the annual general meeting of the Company’s shareholders held on June 9, 2022 in Vancouver, British Columbia (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results as tabulated.

Number of Directors

Based on the proxies received and the votes on a show of hands, the number of directors of the Company for the ensuing year was fixed at five (5):

Outcome of the Vote	Votes For	% For	Votes Against	% Against
Carried	174,121,007	98.95%	1,853,619	1.05%

Election of Directors

Based on the proxies received and votes by ballot at the Meeting, the following five individuals were elected as directors of the Company until the next annual shareholders’ meeting, with the following results:

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	173,376,933	98.41%	2,805,993	1.59%
Raymond Polman	173,638,179	98.56%	2,544,747	1.44%
Daniel W. Wilton	173,772,697	98.63%	2,410,229	1.37%
Richard Lock	172,379,346	97.84%	3,803,580	2.16%
Leanne Hall	172,696,820	98.02%	3,486,106	1.98%

Appointment of Auditor

Based on the proxies received and the votes on a show of hands, PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed as independent auditor of the Company until the next annual shareholders’ meeting, with the Company’s directors authorized to fix their remuneration:

Outcome of the Vote	Votes For	% For	Votes Withheld	% Withheld
Carried	240,706,188	99.14%	2,090,683	0.86%

Approval of Unallocated Entitlements under Amended and Restated Share-Based Compensation Plan

Based on the proxies received and the votes on a show of hands, an ordinary resolution approving the unallocated entitlements under the Company’s amended and restated share-based compensation plan was approved as follows:

Outcome of the Vote	Votes For	% For	Votes Against	% Against
Carried	140,532,787	79.86%	35,441,839	20.14%

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Dated at Vancouver, British Columbia, this 10th day of June, 2022.

FIRST MINING GOLD CORP.

/s/ Samir Patel

Samir Patel

General Counsel & Corporate Secretary

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